QuickLinks -- Click here to rapidly navigate through this document

EXHIBIT 21.1

SUBSIDIARIES OF THE REGISTRANT

        Note: The following subsidiaries are currently held by our predecessor, Falcon Financial, LLC, and will become subsidiaries of ours at the time of the merger.

Falcon Auto Dealership LLC, a limited liability company organized under the laws of the State of Delaware

Falcon Auto Dealership Loan Trust 2001-1, a business trust formed under the laws of the State of Delaware

Falcon Auto Dealership Loan Trust 2003-1, a statutory trust formed under the laws of the State of Delaware

Falcon Franchise Loan LLC, a limited liability company organized under the laws of the State of Delaware

Falcon Franchise Loan Trust 1999-1, a business trust formed under the laws of the State of Delaware

Falcon Franchise Loan Trust 2000-1, a business trust formed under the laws of the State of Delaware

QuickLinks

  EXHIBIT 21.1